Contact

www.linkedin.com/in/
moseskusasira (LinkedIn)

Top Skills

Enterprise Software
Enterprise Architecture
SaaS

Moses Kusasira

Founder and CEO
Las Vegas, Nevada, United States

Summary

Moses Kusasira's leadership, vision, and creative innovation led him to become Founder and CEO of Social Media Gateways, Inc. and PaySoko Systems, Inc. Kusasira is an expert in enterprise high tech integration, FinTech, and marketing technologies, and has been repeatedly selected as a key advisor to major corporate CEO's and decision makers. With over a decade of experience, Kusasira has extensive background in technology startups and has successfully managed multi-million dollar development and operational revenue initiatives. Kusasira has unique skill sets in translating vision and strategy into measurable operational objectives and results.

Specialties: Leadership development, global strategic alliance building, CxO relationship building, enterprise business and IT strategy, and business development and management.

Experience

Paysoko Systems Inc
Founder and CEO
October 2018 - Present (4 years 9 months)
Nairobi County, Kenya and Las Vegas USA

GlobalSoko Foundation, Inc.
Founder
March 2020 - Present (3 years 4 months)
Las Vegas, Nevada, United States

Working on projects that empower and provide affordable access to digital transformation tools that eliminate barriers to opportunities and transform people's livelihoods in underserved communities.

Social Media Gateways

11 years 6 months

CEO
September 2012 - Present (10 years 10 months)
Las Vegas, Nevada Area

CEO & Founder
January 2012 - Present (11 years 6 months)

SSNAPP gives you the insight to market more effectively, using social intelligence to your advantage. A panoramic view of your social audience will help you drive measurable results, build brand advocacy and deliver a superior customer experience.

Zorate LLC
Founder
May 2008 - 2011 (3 years)

Agilysys
Manager System Engineering
October 2005 - May 2010 (4 years 8 months)

Expedia
Senior Networking Engineer
October 2004 - October 2005 (1 year 1 month)

Education

College of Southern Nevada
Computer and Information Technology - CIT · (2001 - 2004)